FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 30 May 2014
Exhibit No. 2	Director/PDMR Shareholding dated 06 June 2014
Exhibit No. 3	Director/PDMR Shareholding dated 09 June 2014
Exhibit No. 4	Director/PDMR Shareholding dated 10 June 2014
Exhibit No. 5	Form 8.3 - [Tamar European Industrial Fund Ltd] dated 18 June 2014
Exhibit No. 6	Form 8.3 - [Tamar European Industrial Fund Ltd] dated 20 June 2014
Exhibit No. 7	Final Terms - Euro Medium Term Note Programme dated 23 June 2014
Exhibit No. 8	Director/PDMR Shareholding dated 25 June 2014

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 May 2014:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30-May-14
Ordinary shares of £1	6,275,874,722	4	25,103,498,888
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	6,276,774,722		25,107,098,888

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc
6 June 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1.   The Royal Bank of Scotland Group plc (the "Company") announces that a conditional award over ordinary shares of £1 in the Company ("Shares"), granted under the RBS 2010 Long Term Incentive Plan on 30 August 2012 to the

Director set out below, vested on 6 June 2014. The number of Shares sold to meet relevant tax liabilities arising on vesting and the number of vested Shares retained by the Director is set out below:-

Director / PDMR	No. of Shares vested	No. of Shares sold to satisfy relevant tax liability	No. of Shares retained
Ross McEwan	432,088 (1)	203,387	228,701

(1) Awarded to Mr McEwan on joining the Company as CEO UK Retail in September 2012, in recognition of awards forfeited on leaving Commonwealth Bank of Australia.

      The market price per Share on the date of vesting was £3.40.  Vested Shares retained after payment of relevant tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained
      Shares Nominee account.

2.   The Company announces that conditional awards over Shares granted under the RBS 2010 Deferral Plan on 7 March 2014 to the PDMRs set out below, vested on 6 June 2014. The number of Shares sold to meet relevant tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

PDMR	No. of Shares vested	No. of Shares sold to satisfy relevant tax liability	No. of vested Shares retained
Rory Cullinan	196,385	92,440	103,945
Alison Rose	66,733	31,412	35,321
Donald Workman	36,227	17,053	19,174

      The market price per Share on the date of vesting was £3.40.  Vested Shares retained after payment of relevant tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained
      Shares Nominee account.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 3

The Royal Bank of Scotland Group plc (the "Company")
9 June 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

Robert Gillespie, Non-executive director of the Company, notified the Company on 6 June 2014 that he purchased 25,000 ordinary shares of £1 in the Company at a price of £3.40 per share on 6 June 2014.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 4

The Royal Bank of Scotland Group plc (the "Company")
9 June 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

The Company was notified on 9 June 2014 that the Trustee of The Royal Bank of Scotland plc BAYE and Profit Sharing Account purchased ordinary shares of £1 in the Company ("Shares") on that date on behalf of the PDMR named below as a participant in The Royal Bank of Scotland Group plc Share Incentive Plan.

PDMR	No. of Shares purchased	Purchase price
Christopher Sullivan	36	£3.4235

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 5

PUBLIC OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE~~ BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/~~dealings~~ are being disclosed:	The Royal Bank of Scotland Group Plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of ~~offeror~~/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Tamar European Industrial Fund Ltd
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/~~dealing undertaken~~:	16/06/2014
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary NPV shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	2,267,120	1.61	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	2,267,120	1.61	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(a) Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a) Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(a) Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

©          Options transactions in respect of existing securities

(a) Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(a) Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(a) Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a) Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	18 June 2014
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Exhibit No. 6

FORM 8.3

PUBLIC ~~OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose ~~positions~~/dealings are being disclosed:	The Royal Bank of Scotland Group Plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of ~~offeror~~/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Tamar European Industrial Fund Ltd
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date ~~position held~~/dealing undertaken:	19/06/2014
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary NPV shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	2,264,216	1.61	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	2,264,216	1.61	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(a) Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a) Purchases and sales

Class of relevant security	~~Purchase~~/sale	Number of securities	Price per unit
Ordinary NPV	Sale	2,904	0.3775

(a) Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

©          Options transactions in respect of existing securities

(a) Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(a) Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(a) Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a) Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	20 June 2014
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Exhibit No. 7

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 23 June 2014 (the "Final Terms") for The Royal Bank of Scotland Group plc (the "Issuer") €1,000,000,000 1.625 per cent. Notes due 25 June 2019 (the "Notes") issued under the £90,000,000,000 Euro Medium Term Note Programme of the Issuer and The Royal Bank of Scotland plc (the "Programme").

The Final Terms of the Notes contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 10 March 2014 and the supplemental Prospectuses dated 19 March 2014 and 12 May 2014 (together the "Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU).

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3154K_-2014-6-23.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
The Royal Bank of Scotland Group plc
280 Bishopsgate EC2M 4RB
TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 8

The Royal Bank of Scotland Group plc (the "Company")
25 June 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

Morten Friis, Non-executive director of the Company, notified the Company on 24 June 2014 that he purchased 10,000 American Depositary Receipts ("ADRs") in The Royal Bank of Scotland Group plc, representing 20,000 ordinary shares of £1 each, at a price of US$11.12 per share on 24 June 2014.  Each ADR represents 2 ordinary shares of £1 each.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary